SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2003

Commission File Number   000-13727

PAN AMERICAN SILVER CORP

1500-625 HOWE STREET
VANCOUVER BC CANADA V6C 2T6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____   Form 40-F      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____  No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Documents Included as Part of this Report

1.

Material Change Report dated July 30, 2003

2.

Material Change Report dated August 7, 2003

3.

Material Change Report dated August 22, 2003

4.

Material Change Report dated September 22, 2003

5.

Material Change Report dated October 23, 2003

6.

Material Change Report dated October 31, 2003

7.

Material Change Report dated November 10, 2003

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (British Columbia)

and similar provisions of other applicable legislation

ITEM 1.

REPORTING ISSUER

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6E 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

July 30, 2003

ITEM 3.

PRESS RELEASE

A press release was issued by the Company on July 30, 2003 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced today the closing of its offering of $75 million aggregate principal amount of 5.25% convertible unsecured senior subordinated debentures (the “Debentures”), in connection with the bought deal agreement entered into on July 21, 2003 with a syndicate of underwriters led by BMO Nesbitt Burns Inc., and including Canaccord Capital Corporation and CIBC World Markets Inc. The issue was fully subscribed. In addition, the Company has granted the Underwriters an option exercisable for up to 30 days after closing to purchase up to an additional $11.25 million principal amount of the Debentures on the same terms and conditions.  The Company expects the Debentures to begin trading on the Toronto Stock Exchange on July 30, 2003 under the trading symbol PAA.DB.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

On July 30, 2003 the Company announced the closing of its offering of $75 million aggregate principal amount of 5.25% convertible unsecured senior subordinated debentures (the “Debentures”), in connection with the bought deal agreement entered into on July 21, 2003 with a syndicate of underwriters led by BMO Nesbitt Burns Inc., and including Canaccord Capital Corporation and CIBC World Markets Inc. The issue was fully subscribed. In addition, the Company has granted the Underwriters an option exercisable for up to 30 days after closing to purchase up to an additional $11.25 million principal amount of the Debentures on the same terms and conditions.  The Company expects the Debentures to begin trading on the Toronto Stock Exchange on July 30, 2003 under the trading symbol PAA.DB.

The Company intends to use the proceeds of the offering to fund development of the Alamo Dorado project in Mexico, future capital, development and exploration programs, working capital requirements and for other general corporate purposes. Currently, the Company is also evaluating the potential to expand and significantly increase production at its 100% owned Huaron mine in Peru.

The Company expects to increase its annual silver production from 10 million ounces forecast for 2003 to nearly 20 million ounces in 2005 and to decrease consolidated cash production costs to under $3.25/oz.

ITEM 6.

RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

SENIOR OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 30th day of July, 2003.

(signed) Brenda Radies,
Vice President, Corporate Relations

2

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (British Columbia)

and similar provisions of other applicable legislation

ITEM 1.

REPORTING ISSUER

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6E 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

August 6, 2003

ITEM 3.

PRESS RELEASE

A press release was issued by the Company on August 6, 2003 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced that further to its offering of $75 million aggregate principal amount of convertible unsecured senior subordinated debentures (the "Debentures") which closed on July 30, 2003, the syndicate of underwriters led by BMO Nesbitt Burns Inc., and including Canaccord Capital Corporation and CIBC World Markets Inc., has provided notice of its intention to exercise its over-allotment option to purchase an additional $11.25 million principal amount of the Debentures on the same terms and conditions as the original offering. The offering of additional Debentures is expected to close on August 8, 2003.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

On August 6, 2003 the Company announced in a Press Release that further to its offering of $75 million aggregate principal amount of convertible unsecured senior subordinated debentures (the "Debentures") which closed on July 30, 2003, the syndicate of underwriters led by BMO Nesbitt Burns Inc., and including Canaccord Capital Corporation and CIBC World Markets Inc., has provided notice of its intention to exercise its over-allotment option to purchase an additional $11.25 million principal amount of the Debentures on the same terms and conditions as the original offering. The offering of additional Debentures is expected to close on August 8, 2003.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

ITEM 6.

RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

SENIOR OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

Vice President Legal Affairs

Telephone:

(604) 684-1175

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 7th day of August, 2003.

_____________________________
Robert Pirooz Vice President, Legal Affairs

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (British Columbia)

and similar provisions of other applicable legislation

ITEM 1.

REPORTING ISSUER

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6E 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

August 11, 2003

ITEM 3.

PRESS RELEASE

A press release was issued by the Company on August 11, 2003 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced its second quarter financial and operations results for the quarter ended June 30, 2003.  All amounts are expressed in U.S. dollars. The Company reported a net loss for the second quarter of $442,000 ($0.01 per share) compared to a net loss of $1.25 million ($0.03 per share) for the second quarter of 2002. Consolidated revenue for the quarter was $12.6 million, 8% greater than revenue in the second quarter of 2002 primarily due to increased silver production, offset by a lower realized silver price.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

HIGHLIGHTS

  Consolidated revenue increased 8% over second quarter of 2002 to $12.6 million. Net loss decreased 35% to $0.44 million or $0.01 per share.

  Silver production increased 12% over the same period of 2002, to 2.2 million ounces.

  Silver Stockpiles operation in Peru produced 186,000 ounces of silver at a cash cost of $2.02/oz.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

  La Colorada mine expansion completed ahead of schedule and 5% under budget. On track to produce 3.8 million ounces of silver annually at a cash cost of $2.65/oz. starting in Q4.

  In August the Company completed the issue of $86.3 million of 5.25% unsecured senior subordinated convertible debentures to increase its financial strength and ability to fund new projects.

FINANCIAL  (all amounts are expressed in US$)

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) reported a net loss for the second quarter of $442,000 ($0.01 per share) compared to a net loss of $1.25 million ($0.03 per share) for the second quarter of 2002. Consolidated revenue for the quarter was $12.6 million, 8% greater than revenue in the second quarter of 2002 primarily due to increased silver production, offset by a lower realized silver price.

Consolidated silver production for the second quarter totalled 2,180,607 ounces, a 12% increase over the second quarter of 2002. The increase was due primarily to the addition of the high-grade pyrite stockpiles operation in Peru and higher tonnage and grade processed at La Colorada. Zinc metal production of 7,838 tonnes was 17% lower while lead production of 4,692 tonnes was 9% lower than in the second quarter of 2002, due to the lower grade of both metals at Quiruvilca. However, higher copper content in ore from Quiruvilca resulted in production of 1,017 tonnes of copper in the second quarter – 43% higher than in 2002.

Cash costs of $4.42/oz in the second quarter remained stable versus cash costs of $4.39/oz in the corresponding period of 2002.  Cash costs are expected to decline in the latter part of the year as the La Colorada mine reaches full production. Total production costs declined by 8% to $4.82/oz reflecting the higher production rate and reduced depreciation and amortization costs following the write-down of the carrying value of the Quiruvilca mine in the second half of 2002.

For the six months ended June 30, 2002 consolidated silver production was 4,330,659 ounces, an 8% increase over the first six months of 2002.  Zinc production of 17,181 tonnes was 12% lower than in 2002.  Lead production was flat at 10,504 tonnes and copper production of 1,784 tonnes was 29% higher. Although cash costs for the first six months increased 4% to $4.28/oz, total production costs declined 4% to $4.71.

Working capital at June 30, including cash of $11.14 million, improved to $5.9 million, an increase of $3.5 million from December 31, 2002. During the quarter, $0.4 million was repaid against the Huaron project loan, while $4.0 million was drawn from the La Colorada mine expansion project loan from the International Finance Corporation. Capital spending totalled $4.2 million, primarily for the expansion of the La Colorada mine. Working capital increased by $83.7 million when the proceeds (net of underwriters’ commissions) from the issuance of the convertible debentures were received on July 30 and August 9, 2003.

2

OPERATIONS AND DEVELOPMENT

MEXICO

The La Colorada mine increased production in the second quarter by 25%, rising to 229,557 ounces of silver. Operating results continued to be treated as pre-production revenue. The $20 million expansion of the mine was completed in June, slightly ahead of schedule and 5% under budget. The expansion included the construction of a 600 tonne/day oxide mill added to the existing 200 tonne/day sulphide mill. The expanded mine is expected to reach an annualized production rate of 3.8 million ounces of silver early in the fourth quarter and to become Pan American’s lowest cost mine with a cash cost of less than $3.00/oz. With more than 90% of its revenues derived from silver, La Colorada is one of the purest silver mines in the world.

The Company is currently updating the feasibility study on the Alamo Dorado silver project, acquired in early 2003 with the purchase of Corner Bay Silver. AMEC E&C Services Inc. has been retained to evaluate the economic benefits of adding a conventional mill circuit to a small-scale heap leach operation. The original heap leach feasibility study prepared by Corner Bay projected average annual production of 6 million ounces at an average cash cost of $3.25 per equivalent ounce of silver starting in 2005. A conventional mill will improve recoveries, thereby reducing cash costs and expanding the mineable reserves. A production decision is expected by the end of this year.

PERU

While production at the Huaron mine remained steady at 1,151,012 ounces of silver, cash and total costs were affected negatively by lower than expected equipment availability as well as expenditures for additional development and ground support. The cash cost in the quarter rose to $4.20/ounce, up from $3.64/oz in the year-earlier period and the total cost rose from $4.09/oz to $4.75/oz. The Company is currently working with the contractor to address the equipment issue and cash costs are expected to decrease in the third quarter.  In July, the Company initiated a third-party evaluation of the potential to expand production at Huaron. As part of the feasibility study due at the end of the year, drilling has begun to convert known mineral resources into proven and probable reserves.

Production from the Quiruvilca mine remained steady at 614,274 ounces of silver, versus 610,444 ounces in the corresponding period of 2002. The mine continues to struggle with a high  cash cost of $5.56/oz and declining ore grades. Starting in the third quarter, production is expected to be reduced from 40,000 tonnes per month to 25,000 tonnes per month and cash costs are expected to improve as the higher-cost North zone is closed and decommissioned.

The Silver Stockpile Operation continued to generate excellent cash flow, producing 185,764 ounces of silver at a cash cost of just $2.02/oz. With a total production cost of only $2.69/oz, the Stockpile contributed $0.3 million to second quarter earnings.

ARGENTINA

In the second quarter, drill results from the 50% owned Manantial Espejo silver-gold joint venture confirmed the size of the deposit and increased the Company’s confidence

3

in its geological model, leading the joint venture to accelerate the commissioning of a feasibility study on the property. The study will be initiated in the fourth quarter for completion in early 2005. Over the remainder of the year, geotechnical and environmental work will proceed to facilitate permitting. Initial scoping work indicates that at a rate of 1,500 tonnes per day, Manantial Espejo would produce 4 million ounces of silver and 70,000 ounces of gold annually.

BOLIVIA

Limited scale mining operations of 200 tonnes per day continued at the San Vicente project, under the operatorship of EMUSA, a Bolivian mining company that is extracting ore from the mine under a lease agreement with Pan American. The Company has an option to earn 100% of this property and expects to resume exploration and development work in the fourth quarter.

OTHER DEVELOPMENTS

Pan American is pleased to announce the addition of two new members to its senior operating team to help manage the Company’s continuing growth. Steven Busby joins as Senior Vice-President, Project Development to manage the Company’s portfolio of growth projects. Andrew Pooler joins as Senior Vice-President, Mining Operations responsible for Pan American’s producing mines.

Mr. Busby brings more than 20 years of mining experience to his new position, most recently as a consultant providing engineering expertise to projects around the world. He has served in senior roles with Coeur d’Alene Mines, Amax Gold, Meridian and others. Mr. Pooler has also held senior executive positions in the mining industry throughout the Americas for more than 16 years.

SILVER MARKETS

The silver price declined in the second quarter, dropping to a low of $4.37 on April 3 and rebounding to $4.86 on May 15 briefly, before settling back down to the $4.50 level where it closed out the quarter on June 30. This marked the start of a steady rise, however, as prices climbed throughout July, breaking the $5.00 barrier on July 24. Prices appeared to be driven up by an increase in physical demand and speculative interest, marked by rising lease rates and increasing short-term futures contract prices.

ITEM 6.

RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

4

ITEM 8.

SENIOR OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 22nd day of August, 2003.

(signed) Brenda Radies___________ Vice President, Corporate Relations

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (British Columbia)

and similar provisions of other applicable legislation

ITEM 1.

REPORTING ISSUER

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6E 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

September 22, 2003

ITEM 3.

PRESS RELEASE

A press release was issued by the Company on September 22, 2003 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

Chairman and CEO, Ross Beaty, outlined recent developments at the Company’s operations and feasibility-stage projects today at an investment conference in Denver, Colorado.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

La Colorada completed construction of a 600 tonne/day oxide mill in July. Normal-course startup difficulties, exacerbated by exceedingly heavy rains this summer, have slowed commissioning, Beaty said, and the mine is now scheduled to reach its full annualized production rate of 3.8 million ounces of silver by January.

In Peru, production at the Quiruvilca mine is being reduced as the mine prepares for possible closure in 2004, as previously announced.  In recent years the mine has sustained ongoing financial losses due to low metal prices, particularly zinc, and the trend of the veins to become more zinc rich as the mine deepens, Beaty said. The Company’s second Peruvian operation, the Huaron mine, has produced 3 million ounces of silver so far in 2003 at a cash cost of $3.98/oz. Increased production from the potential expansion of the Huaron mine could offset production lost from Quiruvilca should it be closed, according to Beaty. A feasibility study on the Huaron expansion is expected to be completed in 2004. Pan American’s third Peruvian operation, the silver stockpiles, has generated excellent results so far this year, producing 510,000 ounces of silver, or 43% above plan,

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

at a cash cost of $2.07/oz, Beaty said. Pan American Silver currently forecasts production of more than 9 million ounces of silver in 2003, up from 7.8 million ounces in 2002.

At the Alamo Dorado silver project in Mexico, preliminary evaluations are confirming that the addition of a conventional mill circuit to the previously envisioned heap leach circuit will improve recoveries, reduce costs and enhance project economics. Additional metallurgical testing will be required to redesign the processing circuit, enabling a production decision in 2004. In Argentina, work at the 50% owned Manantial Espejo joint venture with Silver Standard Resources remains on track for a completed feasibility study early in 2005. At the San Vicente silver project in Bolivia, where Pan American has an option to earn 100%, further drilling and evaluation are expected to commence in the fourth quarter this year.

ITEM 6.

RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

SENIOR OFFICER

For further information, please contact:

Name:

Robert Pirooz

Office:

Vice President Legal Affairs

Telephone:

(604) 684-1175

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 22nd day of September, 2003.

“Signed”

Robert Pirooz Vice President, Legal Affairs

2

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (British Columbia)

and similar provisions of other applicable legislation

ITEM 1.

REPORTING ISSUER

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6E 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

October 23, 2003

ITEM 3.

PRESS RELEASE

A press release was issued by the Company on October 23, 2003 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announces it has bought back the existing 3% Net Smelter Royalty on its Huaron silver mine in Peru from a group of Peruvian companies for $2.5 million.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Pan American Silver Corp. is pleased to announce it has bought back the existing 3% Net Smelter Royalty on its Huaron silver mine in Peru from a group of Peruvian companies for $2.5 million.

The Huaron mine produces approximately 4.6 million ounces of silver annually at an average cash cost of $3.65/oz and has a projected mine life of more than 10 years. At current production levels and a silver price of $5/oz, the buyout of the royalty will reduce Huaron’s cash costs by $850,000 per year, starting in 2006. As part of a feasibility study launched in September to examine a mine expansion, a $1 million drill program has been initiated to upgrade the mine’s resources and to increase the proven and probable reserve base. Should an expansion to an annual production rate of 6 million ounces prove viable, the purchase of the royalty will save more than $1 million per year in operating costs for the life of the mine.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

ITEM 6.

RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

SENIOR OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 23rd day of October, 2003.

“Signed”

Brenda Radies Vice President, Corporate Relations

2

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (British Columbia)

and similar provisions of other applicable legislation

ITEM 1.

REPORTING ISSUER

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6E 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

October 31, 2003

ITEM 3.

PRESS RELEASE

A press release was issued by the Company on October 31, 2003 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company has reached agreement to sell its 50% interest in the Tres Cruces gold project in Peru to New Oroperu Resources Inc.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

Pan American Silver has reached agreement to sell its 50% interest in the Tres Cruces gold project in Peru to New Oroperu Resources Inc.  This agreement accelerates the exercise of the option agreement entered into with Oroperu in May 2002.  For its interest Pan American will receive 3.5 million shares and a 1.5% net smelter royalty on the property.  The sale is expected to close in January 2004 subject to the completion of documentation and regulatory and shareholder approval by Oroperu.

ITEM 6.

RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

ITEM 8.

SENIOR OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 31st day of October, 2003.

“Signed”

Brenda Radies Vice President, Corporate Relations

2

This is the form of a material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

MATERIAL CHANGE REPORT UNDER

SECTION 85(1) OF THE SECURITIES ACT (British Columbia)

and similar provisions of other applicable legislation

ITEM 1.

REPORTING ISSUER

Pan American Silver Corp. (the “Company”)

1500 – 625 Howe Street

Vancouver, British Columbia  V6E 2T6

ITEM 2.

DATE OF MATERIAL CHANGE

November 10, 2003

ITEM 3.

PRESS RELEASE

A press release was issued by the Company on November 10, 2003 at Vancouver, British Columbia and distributed through the facilities of Canada NewsWire.

ITEM 4.

SUMMARY OF MATERIAL CHANGE

The Company announced its third quarter financial and operations results for the quarter ended September 30, 2003.  All amounts are expressed in U.S. dollars. The Company

1500-625 HOWE STREET, VANCOUVER,  BC CANADA V6C 2T6 . TEL 604.684.1175  FAX 604.684.0147

www.panamericansilver.com

reported a net loss of $0.4 million ($0.01 per share) for the third quarter of 2003 versus the third quarter of 2002 when the write down of the Quiruvilca mine produced a net loss of $17.4 million or $0.40/share. Consolidated revenue for the quarter was $11.9 million, 6% greater than revenue in the third quarter of 2002 primarily due to higher realized silver prices and increased production.

ITEM 5.

FULL DESCRIPTION OF MATERIAL CHANGE

HIGHLIGHTS

  Silver production increased 25% to 2.2 million ounces (1.75 million in 2002).

  Cash production costs decreased 13% to $3.93/oz and total production costs decreased 21% to $4.33/oz.

  Consolidated revenue increased 6% over the third quarter of 2002. Net loss declined to $0.4 million or $0.01/share ($17.4 million in 2002).

  The La Colorada mine began to ramp up to full-scale production following completion of the expansion project.

  Balance sheet strengthened by the issuance of $86.3 million of 5.25% convertible debentures, sufficient to fund planned growth projects.

  Feasibility studies initiated on Huaron mine expansion and Manantial Espejo project.

FINANCIAL  (all amounts are expressed in US$)

Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAA) reported a net loss of $0.4 million ($0.01 per share) for the third quarter of 2003 versus the third quarter of 2002 when the write down of the Quiruvilca mine produced a net loss of $17.4 million or $0.40/share. Consolidated revenue for the quarter was $11.9 million, 6% greater than revenue in the third quarter of 2002 primarily due to  higher realized silver prices and increased production.

Consolidated silver production for the third quarter totaled 2,187,508 ounces, a 25% increase over the third quarter of 2002. The increase was due primarily to the addition of the high-grade pyrite stockpiles operation in Peru and higher tonnage and grade processed at La Colorada. Zinc metal production of 7,578 tonnes was 24% lower while lead production of 4,332 tonnes was 13% lower than in the third quarter of 2002 due to the closure of the North Zone of the Quiruvilca mine in August. Copper production rose to 841 tonnes in the third quarter – 16% higher than in 2002 – due to higher copper content at Quiruvilca.

Cash costs of $3.93/oz in the third quarter improved 13% over cash costs of $4.53/oz in the corresponding period of 2002 and represent an 11% decrease from cash costs in the second quarter. The improvement is due primarily to the cost savings achieved by closing the North Zone of the Quiruvilca mine. Total production costs declined by 21% to $4.33/oz reflecting the reduced depreciation and amortization costs following the write down of the carrying value of the Quiruvilca mine in the second half of 2002.

For the nine months ended September 30, 2003 consolidated silver production was 6,518,167 ounces, a 13% increase over the first nine months of 2002.  Zinc production of 24,759 tonnes was 16% lower than in 2002.  Lead production was 5% lower at 14,836 tonnes and copper production of 2,625 tonnes was 25% higher. Cash costs for the first nine months declined 2% to $4.16/oz while total production costs declined 10% to $4.58.

Working capital at September 30, including cash of $92.8 million, improved to $87.1 million, an increase of $84.7 million from December 31, 2002 after receiving net proceeds of $83.25 million from the issuance of the convertible debentures.

Capital spending totaled $3.5 million during the quarter and was $11.6 million for the first nine months of 2003.  This spending was primarily to complete the expansion of the La Colorada mine. Early in October, the final $1.5 million was drawn from the La Colorada mine expansion project loan from the International Finance Corporation, a member of the World Bank Group.

OPERATIONS AND DEVELOPMENT

MEXICO

The La Colorada mine increased production to 244,971 ounces of silver in the third quarter, an increase of 7% over second quarter levels, despite record rainfall in August and September which slowed commissioning of the new oxide plant. Operating results will continue to be treated as pre-production revenue until commissioning has been completed, which is expected at year-end. With more than 90% of its revenues derived from silver, La Colorada is one of the purest silver mines in the world.

Work continued on the feasibility study at the Alamo Dorado silver project, acquired in early 2003 with the purchase of Corner Bay Silver. Permitting is underway, as well as metallurgical testing designed to confirm the economic benefits of adding a conventional mill circuit to a small-scale heap leach operation. The original heap leach feasibility study prepared by Corner Bay projected average annual production of 6 million ounces at an average cash cost of $3.25 per equivalent ounce of silver starting in 2005. A conventional mill would improve recoveries and reduce cash costs. A production decision is expected in the first half of 2004.

PERU

Production at the Huaron mine in the third quarter of 2003 remained steady at 1,047,616 ounces of silver. As expected, cash and total costs improved over levels in the second quarter, which was affected by poor equipment availability and higher expenditures for development and ground support that increased costs. Cash and total costs declined to $3.94/oz and $4.42/oz respectively in the third quarter versus $4.20 and $4.75 respectively in the second quarter. Third-quarter costs were also lower than cash and total costs of $4.17/oz and $4.63/oz respectively in the year earlier period. In July, the Company initiated a third-party evaluation of the potential to expand production at Huaron. As part of the feasibility study due early in 2004, a $1 million exploration drilling program has been initiated to convert known mineral resources into proven and probable reserves.

In October, Pan American bought back the 3% net smelter royalty on the Huaron mine for $2.5 million. At current production levels and a silver price of $5/oz, the buyout of the royalty will reduce Huaron’s cash costs by $850,000 per year, starting in 2006. Should an expansion to an annual production rate of 6 million ounces prove viable, the purchase of the royalty will save more than $1 million per year in operating costs over the life of the mine.

The Quiruvilca mine benefited from the closure of the high-cost North Zone in the third quarter. Silver production increased 8% over the third quarter of last year, rising to 641,747 ounces of silver due to higher grades. Cash costs decreased 11% to $4.61/oz while total costs declined by 32% to $4.77/oz reflecting decreased depreciation and amortization due to the write down of the mine in 2002. The mine achieved positive cash flow in August and September for the first time since 2000.

The Silver Stockpile Operation continued to generate excellent cash flow, producing a record 253,174 ounces of silver at a cash cost of just $2.17/oz. With a total production cost of only $2.81/oz, the Stockpile contributed $0.5 million toward third quarter earnings.

ARGENTINA

Feasibility work has started on the 50% owned Manantial Espejo silver-gold joint venture where geotechnical and environmental testing are underway to facilitate permitting. Initial scoping work indicates that at a rate of 1,500 tonnes per day, Manantial Espejo would produce 4 million ounces of silver and 70,000 ounces of gold annually.

SILVER MARKETS

The silver price opened at its low for the quarter of $4.55 and moved steadily upwards, peaking at $5.31 on September 12 and closing at $5.11 for the quarter to average $4.99 for the nine months ending September 30. Speculative interest continues to increase and investor demand for silver has reappeared for the first time in several years.

ITEM 6.

RELIANCE ON CONFIDENTIAL FILING PROVISIONS OF THE SECURITIES ACT

This report is not being filed on a confidential basis.

ITEM 7.

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.

SENIOR OFFICER

For further information, please contact:

Name:

Brenda Radies

Office:

Vice President Corporate Relations

Telephone:

(604) 684-1175

ITEM 9.

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 12th day of November, 2003.

“Signed”

Brenda Radies Vice President, Corporate Relations

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP

By:/s/ Ross Beaty

Ross Beaty, Chairman and CEO

Date: December 29, 2003